Mail Stop 3720

June 28, 2006

Wayne D. Mackie
Vice President, Treasurer, and
Chief Financial Officer
CRA International, Inc.
200 Clarendon Street
Boston, MA 02116

> **Re: CRA International, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 27, 2006**
> **File No. 000-24049**

Dear Mr. Mackie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please tell us, in detail, the nature of the services that you provided to your former accountant during their term as your auditor and the time span over which these services were performed.

2.   Please also explain how you determined that their independence was not impaired during those periods.

*   *   *   *

Please respond to these comments, via EDGAR, within five business days or tell us when you will respond. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kenya Wright Gumbs at (202) 551-3373.

Sincerely,

Robert S. Littlepage
Accountant Branch Chief